SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2005
Commission file number 333-73161
NS Group Employees Retirement Savings Plan
(Full title of the plan)
NS Group, Inc.
(Name of issuer of the securities held pursuant to the plan)
530 West Ninth Street
Newport, Kentucky 41071
(Address of principal executive office)

Index to Exhibit at Page 12

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
INDEX
REQUIRED INFORMATION

ITEM 4 —	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Advisory Committee of the
NS Group Employees Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the NS Group Employees Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Cincinnati, Ohio
June 29, 2006

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Participant-directed investments	$64,381,926	$59,303,111

Receivables:
Sponsor contribution	425,207	1,161,761
Unsettled security sales	51,114	591

Total receivables	476,321	1,162,352

Total assets	64,858,247	60,465,463

LIABILITIES—
Unsettled security purchases	—	(111,124)

NET ASSETS AVAILABLE FOR BENEFITS	$64,858,247	$60,354,339

See notes to financial statements.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Contributions:
Participants	$3,473,569	$2,891,094
Sponsor	817,995	1,446,677

Total contributions	4,291,564	4,337,771

Investment income:
Interest and dividends	2,391,443	1,649,647
Net appreciation in fair value of investments	3,864,318	8,995,392

Net investment income	6,255,761	10,645,039

Other income	—	2,451

Total additions	10,547,325	14,985,261

DEDUCTIONS:
Benefits paid to participants	(6,025,915)	(3,259,229)
Administrative expenses	(17,502)	(16,316)

Total deductions	(6,043,417)	(3,275,545)

INCREASE IN NET ASSETS	4,503,908	11,709,716

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	60,354,339	48,644,623

End of year	$64,858,247	$60,354,339

See notes to financial statements.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	PLAN DESCRIPTION
The following description of the NS Group Employees Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of NS Group, Inc., and its subsidiaries, Newport Steel Corporation and Koppel Steel Corporation (the “Company” or “Sponsor”). An advisory committee, which is appointed by the board of directors of the Company, controls and manages the operation and administration of the Plan. Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”) serves as trustee for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Eligible participants are allowed to make voluntary contributions of up to 100% of eligible compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. In addition, the Plan provides the Sponsor the ability to make matching contributions subject to provisions outlined in the varying location and employee status group Appendices to the Plan Document. The Plan is also a profit sharing plan for certain locations and employee status groups, as described in the Appendices to the Plan Document, in which the Sponsor annually determines, at its discretion, the amount of its contribution. Match and profit sharing contributions may be made in either the form of cash or shares of NS Group, Inc. common stock, at the discretion of the Sponsor. Contributions are subject to certain limitations.

Participants Accounts—Individual accounts are maintained for each of the Plan’s participants that reflect the participant’s contributions, Sponsor contributions, as well as the participant’s share of the Plan’s income and related mutual fund investment management expenses. Allocations are based upon participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants may direct contributions, in at least 1% increments, to be invested into one or more of the Plan’s funds. Participants may change their contribution percentages once each pay period.

Vesting—Participants are fully vested immediately in their account balances.

Participant Loans—Participants may borrow from their fund accounts an amount not to exceed the lesser of 1) 50 percent of their account balance or 2) $50,000 minus the highest outstanding loan balance in the last twelve months. The minimum loan amount is $1,000. Interest rates on loans are determined by the advisory committee. All participant loans outstanding as of December 31, 2005 and 2004 carry an interest rate of 5%. Repayment of loans is made in equal amounts through payroll deductions over one to five years or ten years for the purchase of a primary residence.

Payment of Benefits, Distributions and Withdrawals—Upon termination of employment prior to a participant reaching retirement age, the participant may elect to postpone distribution of the balance of his/her account or receive an early distribution. Upon termination of service due to disability or retirement, a participant may elect to receive the balance in his/her account in the form of a lump sum distribution or in installments over a fixed period of time. Upon death, the participant’s account balance will be paid as a death benefit. In addition, participants may apply for hardship withdrawals subject to approval by the Plan administrator.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition — Investments are reported at fair value based upon quoted market prices. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — The Plan Sponsor pays all administrative expenses of the Plan, except for participant loan management fees. The Sponsor also provides administrative services to the Plan at no cost. The Plan incurs brokerage fees on open market purchases and sales of NS Group, Inc. common stock.

Payment of Benefits — Benefits, which include withdrawals and distributions, are recorded when paid.

3.	INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004, are as follows:

Investment	2005	2004

*Fidelity Managed Income Portfolio Fund	$26,851,552	$23,619,461
*NS Group, Inc. common stock	5,295,571	8,143,315
*Fidelity Diversified International Fund	3,728,110	3,082,882
*Fidelity Equity Income II Fund	**	3,044,538
PIMCO Total Return Fund	**	3,127,503

*	Party-in-interest

**	Does not exceed 5% for the year ended
During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

	2005	2004

Mutual funds	$1,113,851	$1,982,267
NS Group, Inc. common stock	2,750,467	7,013,125

Net appreciation of investments	$3,864,318	$8,995,392

4.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS
Certain plan investments are shares of mutual funds and a common collective trust fund managed by Fidelity. Fidelity serves as the trustee as defined by the Plan and NS Group, Inc. is the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the Plan year were not material.

At December 31, 2005 and 2004, the Plan held 126,658 and 292,925 shares, respectively, of common stock of NS Group, Inc., the sponsoring employer, with a cost basis of $2,706,780 and $3,621,560, respectively. During the years ended December 31, 2005 and 2004, NS Group, Inc. did not declare any dividends on its stock; therefore the Plan did not record any dividend income.
5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and respective collective bargaining agreements. In the event of Plan termination, all contributions and earnings allocated to the accounts of the participants will be distributed.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits per the financial statements	$64,858,247	$60,354,339
Less: Amounts currently receivable at December 31	425,207	1,161,761

Net assets available for benefits per the Form 5500	$64,433,040	$59,192,578

The following is a reconciliation of sponsor contributions per the financial statements to the Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Sponsor contributions per the financial statements	$817,995	$1,446,677
Less: Amounts currently receivable at December 31	425,207	1,161,761
Plus: Amounts receivable per prior year financial statements	1,161,761	—

Sponsor contributions per the Form 5500	$1,554,549	$284,916

7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2005, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION
The Company remitted a November 2004 participant contribution of $71 to the trustee on January 13, 2005, which was later than required by D.O.L. Regulation 2510.3-102. The Company plans to file a Form 5330 with the Internal Revenue Service and pay the required excise tax on the transaction. In addition, the participant account will be credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Identity of Issue/Asset Description	Market

	CASH AND CASH EQUIVALENTS—	$231,712

	COMMON/COLLECTIVE TRUST FUND—
*	Fidelity Managed Income Portfolio Fund	26,851,552

	MUTUAL FUNDS:
	PIMCO Total Return Fund	2,985,749
	Columbia Acorn USA Z Fund	2,501,431
	Oakmark Equity & Income Fund	2,305,500
	H&W Midcap Value I Fund	2,538,210
	RS Partners	415,917
*	Fidelity Contra Fund	1,531,351
*	Fidelity Capital Appreciation Fund	1,926,342
*	Fidelity Low Price Stock Fund	1,037,628
*	Fidelity Equity Income II Fund	3,077,597
*	Fidelity Diversified International Fund	3,728,110
*	Fidelity Midcap Stock Fund	1,304,966
*	Fidelity Freedom Income Fund	240,834
*	Fidelity Freedom 2000 Fund	90,135
*	Fidelity Freedom 2005 Fund	16,224
*	Fidelity Freedom 2010 Fund	1,589,598
*	Fidelity Freedom 2015 Fund	201,624
*	Fidelity Freedom 2020 Fund	2,307,871
*	Fidelity Freedom 2025 Fund	159,487
*	Fidelity Freedom 2030 Fund	170,324
*	Fidelity Freedom 2035 Fund	71,562
*	Fidelity Freedom 2040 Fund	524,060
	Spartan US Equity Index Fund	1,442,756

		30,167,276

	COMMON STOCK—
*	NS Group, Inc.	5,295,571

	LOANS TO PARTICIPANTS—
*	Loans to participants, with interest rates of 5.00%, maturing through July 2015	1,835,815

	TOTAL	$64,381,926

*	Represents a party-in-interest.

NS Group Employees Retirement Savings Plan
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2005
Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102”, was answered “yes”.

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

NS Group, Inc.	Employer/Plan Sponsor	A Participant contribution for a employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. A November 2004 participant contribution was deposited on January 13, 2005.	$71

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
By:	/s/ Thomas J. Depenbrock
Thomas J. Depenbrock
Member, Advisory Committee

Date: June 29, 2006

Index to Exhibit

Number	Description

23.1	Consent Of Independent Registered Public Accounting Firm